UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
December 22, 2015

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Axsome Therapeutics, Inc.

File No. 333-207393 - CF#33030

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Axsome Therapeutics, Inc. submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form S-1 registration statement filed on October 13, 2015, as amended.

Based on representations by Axsome Therapeutics, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.2	through January 11, 2022
Exhibit 10.3	through April 16, 2022
Exhibit 10.4	through June 5, 2022

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary